**REXAM**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

03 JAN -7 AM 8:54

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

03003145

23 December 2002

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs

**Rexam PLC**
**File No 82-3**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dw 1/22

**REXAM PLC**
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

**REXAM** PRESS RELEASE

## Trading update in conjunction with seminar for analysts and investors

Rexam PLC, the global consumer packaging company, is holding a seminar for analysts and investors on 4 December 2002 relating to global packaging trends and the recycling of consumer packaging. In this context it will be giving a general update on current trading.

**The second half of the year is living up to expectations.**

**In the Beverage Packaging operations, the price recovery in the United States beverage can market is having the expected positive impact on margins and results. In Europe the beverage can operation continues to deliver good growth and strong results. Glass is well ahead of last year, and the recent acquisition of the German glass container manufacturer Nienburger is seen as a first important step in the consolidation of the German glass market.**

**In Plastic Packaging, the Healthcare Flexibles and Plastic Containers businesses continue to improve on last year. In Beauty packaging, softer volumes in the market for luxury beauty goods persist although we are starting to see some recovery.**

**In summary, 2002 will be a strong year for the Rexam Group.**

4 December 2002


**Enquiries**

Rolf Börjesson, Chief Executive 020 7227 4100

Michael Hartnall, Finance Director

Per Erlandsson, Director Corporate Communications

**Financial Dynamics**

Richard Mountain 020 7269 7291


Copies of the seminar presentations may be ordered from www.rexam.com under Investor Relations section. Available after 11.30 pm GMT.

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com